Exhibit 99.1

Borr Drilling Limited – Notification of PDMR transaction

Drew Holdings Ltd., a close associate of Mr. Tor Olav Trøim, has on 5 March, 2024, bought 200,000 common shares in Borr Drilling Limited at an average price of $5.9962 per share. Mr. Trøim is the chairman of Borr's board and thus, as per the Market Abuse Directive, a person discharging managerial responsibilities in Borr (a «PDMR»).

Mr. Trøim and his close associates will, following the completion of this transaction, own 16,022,385 shares in Borr Drilling.

A completed PDMR form reflecting the above is attached hereto.

Hamilton, Bermuda

6 March 2024

This information is subject to the disclosure requirements in Article 19 of the Market Abuse Regulation and section 5-12 of the Norwegian Securities Trading Act.